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                                                                  EXHIBIT (a)(9)



FOR IMMEDIATE RELEASE


                    ALBERTSON'S, INC. COMMENCES TENDER OFFER
                     FOR BUTTREY FOOD AND DRUG STORE COMPANY


           Jan. 26, 1998 -- Albertson's Inc. (NYSE:ABS) announced today that Locomotive Acquisition Corp., a wholly owned subsidiary, has commenced its tender offer to purchase all outstanding shares of Buttrey Food and Drug Stores Company (NASDAQ:BTRY) for $15.50 net per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Monday, February 23, 1998, unless the offer is extended by Albertson's, Inc.

           The offer is being made in accordance with the previously announced merger agreement among Albertson's, Inc., Locomotive Acquisition Corp. and Buttrey Food and Drug Stores Company. The offer is subject to regulatory approval and certain conditions, including the tender of a majority of the outstanding Buttrey shares.

           The offer is being made pursuant to a Tender Offer Statement on
Schedule 14D-1 to be filed today by Albertson's, Inc. with the Securities and Exchange Commission and mailed to Buttrey shareholders. Copies of the tender offer materials may be obtained from the Information Agent, Georgeson & Company Inc., at 212-440-9800 or 800-223-2064.

           Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 869 retail stores in 20 Western, Midwestern and Southern states.

                              ********************

CONTACT:
Albertson's Inc., Boise, Idaho
Investor Relations
   A. Craig Olson    208-395-6284
   Renee Berquist    208-395-6622
News Media           208-395-6392
   Mike Read
   Jenny Enochson